

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Manish Chandra
Chief Executive Officer
Poshmark, Inc.
203 Redwood Shores Parkway, 8th Floor
Redwood City, California 94065

>   **Re: Poshmark, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed December 17, 2020**
>   **File No. 333-251427**

Dear Mr. Chandra:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 14, 2020 letter.

Registration Statement on Form S-1 Filed December 17, 2020

Shares Eligible for Future Sale, page 144

1. We note your disclosure that "[t]he shares of Class A common stock issuable upon the automatic conversion of the Convertible Notes . . . will be deemed 'restricted securities' as defined in Rule 144." However, the tables on pages 144-145 and 41-42 seem to suggest that shares of your Class A common stock issuable upon the automatic conversion of the Convertible Notes will be available for sale in the public market as of the date of your prospectus. Please revise the tables to clarify which shares of Class A common stock are available for sale as of the date of this prospectus as compared to a future date because of the restrictions contained in Rule 144, as it pertains to the shares issuable upon conversion of the Convertible Notes.

Poshmark, Inc. Interim Financial Statements
Notes to Condensed Consolidated Financial Statements (unaudited)
11. Net Income (Loss) Per Share Attributable to Common Stockholders, page F-64

2.   We have reviewed your response to prior comment 3 and the revisions made to pages F-51 and F-52 of your financial statements. Please provide us with your computation of the undistributed earnings attributable to participating securities for the nine months ended September 30, 2020 that have been deducted from your net income to arrive at the net income attributable to common stockholders for this period.

       You may contact Linda Cvrkel at (202) 551-3813 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Anthony J. McCusker